Connecticut Office:

Form 20-F, File No. 001-32500

PO Box 577

Trade Symbol:

Sherman, CT  06784

TSX:

 TNX

Tel:  1-844-364-1830

NYSE MKT:  TRX

Fax:  1-860-799-0350

Toronto Office:

Suite 4400, Scotia Plaza

40 King Street West

Toronto, Ontario   M5H 3Y4

Toll free:  1-844-364-1830

Website:  www.TanzanianRoyaltyExploration.com

Email:  investors@TanzanianRoyalty.com

News Release – July 16, 2015

Tanzanian Royalty Reports Annual General Meeting Voting Results

TORONTO, ONTARIO--(Marketwired July 16th, 2015) - Tanzanian Royalty Exploration Corporation (TSX:TNX)(NYSE MKT:TRX) (the "Company") announces the voting results from its 2015 annual and special meeting held on May 28, 2015.

A total of 47,577,796 common shares were voted representing 46.54% of the issued and outstanding common shares of the Company.  Shareholders voted in favour of all items of business before the Meeting, including the election of all directors as follows:

	Votes For	Votes Withheld
James E. Sinclair	18,197,140 (97.51%)	464,674 (2.49%)
Norman Betts	17,860,657 (95.71%)	801,187 (4.29%)
William Harvey	17,955,367 (96.21%)	706,477 (3.79%)
Joseph Kahama	17,942,016 (96.14%)	719,828 (3.86%)
Rosalind Morrow	18,239,534 (97.74%)	422,310 (2.26%)
Abdulkarim Mruma	18,134,870 (97.18%)	526,974 (2.82%)
Ulrich E. Rath	18,084,220 (96.90%)	577,624 (3.10%)

Respectfully Submitted,

Joseph Kahama

Chairman and Chief Operating Officer (Tanzania)

CONTACT INFORMATION

Tanzanian Royalty Exploration Corporation Investor Relations

1-844-364-1830 investors@TanzanianRoyalty.com www.TanzanianRoyalty.com

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The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information, including but not limited to that the Company will be able to the production ramp up previously disclosed. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company contained in our SEC filings including our annual report on Form 20-F and other reports filed with the SEC concerning these risks and uncertainties.